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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934


                                 Criimi Mae Inc.
                       (Name of Subject Company (Issuer))

                          Orix Capital Markets, L.L.C.
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 per Share
                         (Title of Class of Securities)

                                    950241109
                      (CUSIP Number of Class of Securities)

                          Orix Capital Markets, L.L.C.
                           1717 Main Street, Suite 900
                               Dallas, Texas 75201
                            Telephone: (214) 237-2331
                           Attention: Michael F. Wurst

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   Copies to:
                            Sally A. Schreiber, Esq.
                         Munsch Hardt Kopf & Harr, P.C.
                          1445 Ross Avenue, Suite 4000
                               Dallas, Texas 75202
                            Telephone: (214) 855-7598


                           CALCULATION OF FILING FEE:

              Transaction Valuation*                  Amount of Filing Fee

                  Not applicable                         Not applicable

* Set forth the amount on which the filing fee is calculated and state how it was determined.


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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid:.......... N/A    Filing Party:.................. N/A
   Form or Registration No.:........ N/A    Date Filed:.................... N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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The following press release was issued by Orix Capital Markets, L.L.C. on
December 19, 2002.

On December 11, 2002, ORIX Capital Markets ("ORIX"), a subsidiary of ORIX Corporation (NYSE:IX) submitted a proposal to the Board of Directors of Criimi Mae Inc. (NYSE:CMM) ("Criimi") which provides for either (a) the purchase by ORIX from Criimi of up to 100% of the outstanding shares of CBO REIT, Inc., a wholly-owned subsidiary of Criimi for a total price of up to $520 million (the "CBO REIT Proposal"), or (b) the purchase by ORIX of all issued and outstanding (as of September 30, 2002) shares of Criimi's common stock (the "Stock Purchase Proposal"). The Stock Purchase Proposal will be contingent upon, among other things, tender of 90% of the common shares and waiver of any applicable ownership concentration limitations contained in Criimi's organization documents. Based upon the information provided by Criimi in its September 30, 2002 Form 10Q, ORIX believes the CBO REIT Proposal could generate net proceeds in cash of up to $10.18 per share (excluding cash on hand and other ancillary assets owned by Criimi but not to be acquired by ORIX under the CBO REIT Proposal), and that the Stock Purchase Proposal could provide for a price of up to $12.34 per share (based upon the number of shares issued and outstanding, and subject to verification of certain asset values, as reported in Criimi's September 30, 2002 Form 10Q). ORIX has further proposed that upon approval and acceptance by Criimi's Board of Directors of the CBO REIT Proposal, or upon recommendation by the Board of Directors of the Stock Purchase Proposal, and pending consummation of the resulting transaction, ORIX would agree to waive the presently existing lockbox requirement and other constraints on Criimi's use of cash flow (as contained in the presently operative loan documents).

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE STOCK PURCHASE PROPOSAL DESCRIBED IN THIS ANNOUNCEMENT IS NOT A TENDER OFFER; NO TENDER OFFER BY ORIX FOR SHARES OF STOCK IN CRIIMI HAS BEEN COMMENCED AND NO ASSURANCE CAN BE OR IS HEREBY GIVEN THAT IT WILL BE COMMENCED. IF AN OFFER IS COMMENCED, ORIX WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. CRIIMI'S STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REFERENCED IN THIS ANNOUNCEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. CRIIMI'S STOCKHOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE, ALONG WITH OTHER DOCUMENTS FILED BY ORIX WITH THE SEC, AT THE SEC'S WEB SITE AT www.sec.gov. IF AN OFFER IS COMMENCED BY ORIX, THE TENDER OFFER STATEMENT AND OTHER RELATED DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM ORIX'S WEB SITE AT www.orixcm.com.